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                             [Letterhead of Bob Greenlee]


March 16, 1999


RB Capital, Inc.
248 Centennial Parkway #100
Louisville, CO  80027


Re:  Commitment Letter for Common Equity Investment


To Whom it May Concern:

     I understand that RB Capital, Inc., a Delaware corporation ("RB Capital"), is seeking to obtain financing through the issuance of its common stock ("Common Stock") to finance RB Capital's acquisition of, or business combination with (the "Transaction"), Rock Bottom Restaurants, Inc., a Delaware corporation (the "Company"). A loan is currently outstanding from me to RB Capital representing the borrowing undertaken by RB Capital to finance certain fees and expenses incurred to finance the Transaction (the "Loan").

     I am pleased to advise you that I am willing to make a commitment to purchase $500,000 of RB Capital's Common Stock for cash (subject to reduction to the extent substitute equity is provided for this cash commitment that is sufficient to satisfy the conditions to the Financings, but in no event will my cash commitment exceed $500,000) and to contribute to RB Capital on or before the closing date of the Transaction 519,136 shares of Company common stock, subject to the terms and conditions outlined in this letter agreement.

     In addition to the terms and conditions of the Common Stock outlined on
Exhibit 1 hereto, the funding of my commitment hereunder is subject to the prior or contemporaneous satisfaction of the following:

     (1) completion of the Transaction as set forth in the merger agreement approved by the Board of Directors of the Company, including but not limited to

          (a) the purchase by RB Capital of the Company's common stock not owned by RB Capital or the stockholders of RB Capital at a purchase price no greater than $10.00 per share;

          (b) the execution of definitive documentation relating to approximately $60 million of senior credit facilities on terms

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               and conditions not materially more adverse to RB Capital or the
               Company than those contained in the Summary Terms and Conditions attached to the commitment letter from BancBoston, N.A. to RB Capital (the "Senior Secured Credit Facility"), and the borrowing by RB Capital of up to $51 million under such Facility;

          (c) the execution of definitive documentation relating to approximately $22 million of subordinated debt on terms and conditions not materially more adverse to RB Capital or the Company than those contained in the attachment to the commitment letter from BancBoston Robertson Stephens Inc. to RB Capital (the "Subordinated Debt"), and the borrowing by RB Capital of $22 million of Subordinated Debt;

          (d) the execution of definitive documentation relating to approximately $6 million of new cash equity financing and the equivalent of approximately $23 million of rollover equity financing in the form of contributions of Company common stock to RB Capital, or the issuance of RB Capital common stock in exchange for cancellation of Company common stock (the "Equity Financing"), and the receipt by RB Capital of such $29 million aggregate equity;

          (e) the delivery to the Special Committee of the Board of Directors of the Company of the opinion of Piper Jaffrey, Inc. regarding the fairness of the Transaction to the Company's stockholders (other than RB Capital) or its affiliates;

          (f) the repayment in full of all principal and interest owning in respect of the Loan.

     I agree to use my reasonable best efforts to complete and execute the definitive documentation relating to my equity commitment hereunder including, but not limited to, the documents referenced on Exhibit 1 hereto.

     This letter shall be governed by and construed in accordance with the laws of the State of Colorado. This letter may be executed in any number of counterparts, each of which shall be an original and all of which, taken together, shall constitute one agreement. This letter agreement is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon or create any rights in favor of, any person other than the parties hereto.

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     If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof by signing in the appropriate space provided below and returning to me the enclosed duplicate originals of this letter agreement no later than 5:00 p.m. EST on March 18, 1999. My commitment hereunder will expire at such time in the event I have not received such executed original in accordance with the preceding sentence.

     Sincerely,

     /s/ Robert D. Greenlee

     Robert Greenlee


     Accepted and Agreed to on the
     18th day of March, 1999

     RB CAPITAL INC.


     By: /s/ Frank B. Day
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                                      EXHIBIT I

                                  COMMON STOCK TERMS


Company:            RB Capital, Inc.


Use of Proceeds:    To partially finance the purchase of approximately 6.7
                    million shares of publicly held common stock of the Company and approximately 720,000 of vested stock options for a total of approximately $59.5 million (collectively, the "Transaction") and to pay approximately $6.9 million of fees and expenses associated with the Transaction.

Closing Date:       No later than August 15, 1999.

Stockholders'       Holders of the Common Stock purchased pursuant to this
Rights:             Commitment Letter (the "Holders") shall become parties to a
                    Stockholders Agreement by and among RB Capital and certain of its stockholders on customary terms and conditions reasonably satisfactory to the Holders and RB Capital.

Registration        The Holders shall become parties to a Registration Rights
Rights:             Agreement by and among RB Capital and certain of its
                    stockholders on customary terms and conditions reasonably satisfactory to the Holders and RB Capital.